Exhibit 10

Summary of Terms of Charter After Closing

The following is intended to summarize certain basic terms of the transaction should such transaction occur.  It is not intended to be a definitive list of all requirements of the parties in connection with the financing.  Such a commitment, contract or offer is subject to execution and delivery of mutually satisfactory definitive documentation.

Description of Securities; Voting Rights; Revised Structure

Shareholders will own common stock of FirstBank after completion of the acquisition of FirstBank (the “Transaction”), provided that prior to completion of the Transaction, Crescent Capital and the Financial Investors (as defined in the Term Sheet) may modify the structure of the Transaction, based on tax, accounting, regulatory, legal and other considerations, so that the Shareholders invest in an entity that acquires the shares of FirstBank.  Each Shareholder would invest in the same class of common stock with one vote per share.

References to FirstBank after completion of the Transaction as used in this summary are intended to refer to the entity that remains after the Transaction whether it is actually FirstBank or a separate entity that acquires the shares of FirstBank.

Board Participation

FirstBank would be governed by a 7 member board with 2 seats for Crescent Capital and the remaining seats filled by independent directors (“Outside Directors”).  Outside Directors will fill 5 seats, subject to adjustment to 4 or 3 as described below.  Outside Directors will be nominated by Shareholders, subject to approval of 66.7% of the Shareholders.  Composition of the board and all directors are subject to approval by regulatory governing bodies.  A formal board meeting would be held quarterly and as needed.  At any time, a special meeting of the board could be called by the request of 2 or more members of the board.

Subject to any required regulatory approval, if any investor who owns at least 20% of the shares of FirstBank common stock outstanding wishes to have 1 seat on the board, the board composition would be modified to accommodate such request, provided that the board would at all times be comprised of an odd number of members, Crescent Capital would be entitled to a minimum of 2 seats and there would be a minimum of 3 seats for Outside Directors.  Alternatively, any investor who owns at least 20% of the shares of FirstBank common stock outstanding would be entitled to have one board observer in lieu of a seat on the board.  Following an IPO, the composition of the Board would be modified (and expanded if necessary to accommodate directors previously designated by Shareholders) to satisfy applicable regulatory or listing requirements that a majority of directors be Outside Directors.  Board members and observers would be entitled to reimbursement for reasonable expenses incurred in connection with attending board meetings or any other activities which are required and/or requested and that involve expenses.  Outside Directors would receive appropriate compensation for their services.

Ownership levels initially sufficient for board representation would need to be maintained for automatic renewal of terms.  Shareholders falling below the defined thresholds would be allowed to keep their benefits for the remainder of their current term; provided that, if a Shareholder owns less than 5% of the outstanding shares, upon request by a majority of the board, the Shareholder will cause any board nominees to resign.  Any Shareholder who sold its position pursuant to the conditions detailed herein would have the right to assign their governance benefits to the buyer.

The governance provisions, board representation, voting and shareholder rights are subject to review and revision as necessary to reduce the risk of Financial Investors and Other Investors being characterized as savings and loan holding companies.

Prohibitions in Charter

FirstBank’s charter after closing of the Transaction will prohibit the following:

•                  Issuance of new shares of common stock or securities with privileges senior to the common stock (subject to customary carveouts including issuance of equity awards to management, or pursuant to or in connection with equipment leasing, lending, or licensing arrangements, or in compensation for capital raising efforts);

•                  Sale, merger or liquidation of FirstBank;

•                  Payment of dividends;

•                  Engaging in any business other than the types of business conducted by FirstBank as of the date of closing of the Transaction or as contemplated by the business plan submitted to OTS in connection with Crescent Capital’s application to become a thrift holding company;

•                  Increasing/decreasing the size of the board of directors (with the exception of an investor requesting a seat on the board of directors pursuant to their right as an owner of 20% of the common equity);

•                  Entering into transactions with affiliates of FirstBank, except for loans within the ordinary course of business on commercially reasonable terms consistent with OTS regulations with respect to transactions with affiliates, employees or relatives of Crescent Capital or Northwest or Steamboat LLC; provided, however, that this exception shall not apply to either Jeffery D. Gow, Steve Wasson or Gary Young;

•                  Making changes to the management equity program; or

•                  Converting FirstBank to a state-chartered bank or taking any other action that would result in an entity other than the OTS being the primary federal governmental agency regulating FirstBank’s business.

FirstBank’s charter can be amended with the consent of 66.7% of the Shareholders (except for amendments that would not require shareholder approval under Washington law), provided that (i) the provision prohibiting a sale, merger or liquidation of FirstBank could be amended by the consent of more than 50% of the Shareholders, (ii)  amendments of FirstBank’s charter and bylaws (including increasing the authorized common stock of FirstBank) recommended by the underwriters and approved by the board of directors in preparation for conducting the initial public offering of FirstBank’s shares may be approved by the consent of more than 50% of the Shareholders and (iii) amendments to the Sale Restrictions provisions (described below) can be amended only with the consent of 80% of the Shareholders.

Matters Requiring Board Approval

In addition to any required approval by Shareholders, the following require approval of greater than 66.7% of the board:

•                  FirstBank’s annual operating plan, including capital expenditures and other project spending;

•                  Material purchases, acquisitions or investments outside the ordinary course of business;

•                  Dividends;

•                  Issuance of equity or debt securities;

•                  Amendments to FirstBank’s charter, bylaws or registration rights agreement(s);

•                  Pledge of any asset to secure debt related obligations (except in the ordinary course of business);

•                  Material transactions with any directors, officers, employees or associates;

• Appointment or removal of a Chief Executive Officer; • Reorganization, liquidation, winding up or dissolution of FirstBank; or • Initiation of any significant legal proceedings.

Information Rights

Financial Investors and Other Investors would be granted reasonable access to FirstBank’s corporate offices and key management subject to the pre-approval of the Chief Executive Officer, which approval would not be unreasonably withheld.  Financial Investors and Other Investors would have access to the Chief Executive Officer on a quarterly basis.  Management would host a conference call after the release of monthly financial and compliance statements.

FirstBank would deliver to Financial Investors and Other Investors:

•           Audited annual and unaudited quarterly and monthly financial statements, including income statement, balance sheet, statement of cash flows and summary standard operating metrics such as ROA and ROE;

•           30 days prior to the end of each fiscal year, a comprehensive quarterly operating budget for the upcoming fiscal year; and

•           Upon reasonable request, but no more than quarterly, and promptly after any changes (other than changes resulting solely from the granting or exercising of options in accordance with the option plan), an up-to-date capitalization table.

In addition, FirstBank will deliver to Financial Investors:

•           Copies of all disclosures provided to holders of trust preferred securities; and

•           Such other information and access to management as Financial Investors may reasonably request to satisfy their own reporting requirements.

Preemptive Rights

Shareholders would have a right, based on their percentage ownership in FirstBank, to participate in subsequent issuances of equity securities subject to customary exceptions, including management and employee incentive programs.

Lending Practices

It is understood that Mr. Gow, as Non-Executive Chairman, would play an active role in the determination of lending practices, loan sourcing and loan approvals.  The board of directors would review the loan portfolio on a quarterly basis to ensure the adherence to proper loan and regulatory procedures.

All lending practices would occur in arms length transactions and would not include any loans to Mr. Gow, Mr. Wasson or Mr. Young.  A 3-person committee, consisting of independent directors, would be set-up at the board level to monitor lending practices with respect to entities or individuals with personal or historical business relations to Crescent Capital and its members.

Sale Restrictions

The charter will prohibit, until the earlier to occur of the Put Closing Date (as defined in the Crescent-FirstBank Term Sheet) and 7½ years following the closing of the Transaction, any Shareholder who owns more than 10% of FirstBank stock from transferring its shares, except:  (i) to a controlled affiliate or (ii) pursuant to any sale, merger or other transaction involving FirstBank, provided that the sale, merger or other transaction receives the necessary approval of FirstBank shareholders.  Shareholders owning 10% or less of FirstBank stock that want to sell their common stock would be required to first offer their shares for a period of 30 days to the other Shareholders who would have a right of first refusal to purchase their pro rata allocation (as a percentage of shares owned by participating Shareholders) of shares for sale on equal terms, provided that, in the case of clauses (i) and (ii), there will be customary exceptions for intra-family transfers, estate planning and distributions to partners of partnerships or members of limited liability companies.  Except as noted below, sales of common stock to persons who are not shareholders at the time of the Transaction would be restricted to qualified institutional buyers (as defined by the Securities Act of 1933, as amended), each of whom must be approved by 66.7% of the non-selling Shareholders, it being understood that such approval would not be unreasonably withheld and such persons must agree to be bound by the provisions set forth herein; provided, however, that Crescent may transfer up to $10 million of securities following the Transaction to one or more investors with the approval of the majority of the remaining shares, it being understood that such approval would not be unreasonably withheld, so long as Crescent’s investment in FirstBank following such sale is not less than the greater of $25 million or 25% of the voting securities in FirstBank.  Sales of common stock to persons who are shareholders at the time of the Transaction but own less than 10% of FirstBank stock would be permitted, but such shareholder’s ownership shall not exceed 10%.

All Shareholders will be given tag-along rights with respect to any transfer of more than 10% of the common stock of FirstBank; provided that such tag-along rights shall be subject to customary exclusions and shall not apply to the Put Rights of Northwest and Steamboat LLC.

All minority shareholders will be subject to drag-along obligations (including a waiver of appraisal or dissenters’ rights) with respect to any sale, merger or other transaction involving FirstBank, provided that (i) the sale, merger or other transaction receives the necessary approval of FirstBank shareholders and (ii) the consideration received in connection with such transaction consists of cash and/or freely tradable securities.

The foregoing restrictions would terminate in the event FirstBank became a publicly-traded company.

Other Rights/Restrictions

Except with respect to Crescent Capital’s pledge of stock to secure a put right, Shareholders would not under any circumstances have the right to pledge their shares as collateral for any obligation or create a lien that might result in a change of ownership without the approval of 66.7% of the other Shareholders (per the Sale Restrictions).

Crescent Capital / Management Equity Incentive Package

Management Compensation

Upon completion of the Transaction, FirstBank would enter into an option plan (“Option Plan”) for management (excluding the members of Crescent Capital) under which options to acquire up to 8.0% of the equity ownership shares of FirstBank (the “Options”) would be granted over the life of the Option Plan.  The identity of recipients and timing of option grants under the Option Plan would be as approved by the FirstBank board of directors.

The Options would be granted with an exercise price at fair market value and vest ratably over a five year term.  Vesting of granted Options would accelerate upon a change of control or IPO, which would be defined in the Option Plan.

Additionally, management would receive competitive market salaries and standard cash incentive bonuses.

Certain members of Crescent Capital would be awarded additional incentives as outlined below (described in terms of percentages of total equity but excluding equity issued or issuable pursuant to the Options, the “Additional Incentives”) upon any sale or disposition of all or substantially all of the common stock of FirstBank, including a merger, liquidation or IPO or any other similar liquidity event (an “Exit”), provided the Financial Investors and Other Investors achieve returns on their invested equity as a result of such Exit event (after deducting any amounts payable to holders of management Options or equity issued upon exercise thereof but prior to the allocation of the Additional Incentives, the “Exit Multiple”) in accordance with the following:

(i)                                     if an Exit occurs within the first 3 years:

Additional Incentives	Exit Multiple
0.0%	0.00x – 1.99x
7.0% - 9.99%	2.00x – 3.49x
10% - 12.49%	3.50x – 3.99x
12.5%	4.00x and above

(ii) if an Exit occurs after 3 years:

Additional Incentives	Exit Multiple
0.0%	0.00x – 2.99x
7.5% - 12.49%	3.00x – 4.99x
12.5%	5.00x and above

(ii) if an Exit occurs after 6 years:

Additional Incentives	Exit Multiple
0.0%	0.00x – 3.74x
7.5% - 12.49%	3.75x – 5.74x
12.5%	5.75x and above

The Additional Incentives would apply to any Exit, including Northwest’s and Steamboat LLC’s exercise of their respective Put Right.  The Additional Incentives would be prorated to the extent fewer than all of the Financial Investors or Other Investors are participating in such Exit.  Any transferee, other than a transferee in an Exit, of FirstBank shares will take such shares subject to the award of the Additional Incentives on the terms set forth above.  In calculating the Additional Incentives, (i) vested and outstanding Options would be taken into account in determining the exit multiple actually achieved; (ii) the percentage of equity ownership represented by the Options would not be reduced by any equity issued on account of the Additional Incentive; and (iii) Crescent’s stock ownership would be diluted by 50% of the equity issued on account of any Additional Incentives.